[SRZ LETTERHEAD]












                                December 30, 2009



VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549-0505
Attention:  Richard Pfordte, Esq.

              Re:  ACAP Strategic Fund
                   Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File Nos. 811-22312, 333-160653)


Dear Mr. Pfordte:

          On behalf of ACAP Strategic Fund (the "Fund"), we are hereby filing Pre-Effective Amendment No. 2 to the Fund's Registration Statement on Form N-2 pursuant to the Securities Act of 1933, as amended (the "1933 Act") and pursuant to the Investment Company Act of 1940, as amended (the "Amendment"). The Amendment is being filed in order to respond to your comments to the Fund's Pre-Effective Amendment No. 1 to the Fund's Registration Statement on Form N-2 filed on December 16, 2009, as discussed with me on December 29, 2009, and to make such other changes as the Fund deems appropriate. The applicable filing fee covering the shares of beneficial interest of the Fund being registered under the 1933 Act has been separately transmitted to the Commission.

          For your convenience, your comments are italicized, numbered and presented in summary form below and each comment is followed by our response.

          Capitalized terms used but not defined in this letter have the same meanings given in the Amendment.

          1. PLEASE MODIFY THE PLACEMENT OF THE INCENTIVE FEE RATE IN THE SUMMARY OF FUND EXPENSES SO THAT THE INCENTIVE FEE RATE DOES NOT APPEAR TO BE AN ANNUAL FUND EXPENSE WHICH IS ADDED WHEN CALCULATING THE TOTAL ANNUAL EXPENSES AS SET FORTH IN THE TABLE.

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Securities and Exchange Commission
December 30, 2009
Page 2


          The requested modification has been made. Please see page 16 of the Prospectus.

          2. PLEASE ADD AN EXAMPLE TO THE SECTION "FEES AND EXPENSES" IN THE PROSPECTUS ILLUSTRATING HOW THE INCENTIVE FEE IS CALCULATED WHEN THE FUND HAS NET PROFITS FOR A FISCAL PERIOD THAT IS TRIGGERED DUE TO A SHARE REPURCHASE OFFER CONDUCTED BY THE FUND (I.E., A FISCAL PERIOD THAT IS NOT THE FUND'S FISCAL YEAR-END DUE TO THE FUND'S SHARE REPURCHASES). IN THE EXAMPLE, PLEASE ILLUSTRATE HOW THE AMOUNT PAYABLE TO THE ADVISER IS DETERMINED, UNDER THESE CIRCUMSTANCES, WHEN THERE IS A POSITIVE BALANCE IN THE LOSS CARRYFORWARD ACCOUNT.

          We have added the requested disclosure. Please see page 40 of the Prospectus.

          3. PLEASE DELETE REFERENCES TO SMH CAPITAL INC. AND MAINSAIL GROUP, L.L.C. AS THE FUND'S "DISTRIBUTORS." THESE FIRMS SHOULD BE REFERRED TO AS THE FUND'S "UNDERWRITERS."

          The disclosure has been revised as requested.

                                 ***************

          The Fund believes that the foregoing responses, together with changes being made in the Amendment, are fully responsive to all of the Staff's comments.

          Please call me at 212-756-2131 with any comments on the Amendment or if you have any questions regarding this filing. Thank you for your assistance regarding this matter.

                                                     Very truly yours,


                                                     /s/ George M. Silfen
                                                     --------------------------
                                                     George M. Silfen